UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2011.
Commission File Number: 001-31221
Total number of pages: 13

NTT DOCOMO, INC.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.
Date: February 3, 2011	By:	/s/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Information furnished in this form:
1.	Report filed on February 3, 2011 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Law of Japan

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
DECEMBER 31, 2010 and MARCH 31, 2010

	Millions of yen
	December 31, 2010	March 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	¥367,189	¥357,715
Short-term investments	371,437	403,010
Accounts receivable	934,527	838,226
Credit card receivables	167,272	126,009
Allowance for doubtful accounts	(17,966)	(15,633)
Inventories	174,635	141,277
Deferred tax assets	70,159	100,545
Prepaid expenses and other current assets	122,735	109,829

Total current assets	2,189,988	2,060,978

Property, plant and equipment:
Wireless telecommunications equipment	5,559,996	5,478,833
Buildings and structures	840,944	830,921
Tools, furniture and fixtures	518,116	516,084
Land	199,126	199,018
Construction in progress	94,949	83,608
Accumulated depreciation and amortization	(4,667,975)	(4,500,874)

Total property, plant and equipment, net	2,545,156	2,607,590

Non-current investments and other assets:
Investments in affiliates	547,304	578,095
Marketable securities and other investments	137,901	151,026
Intangible assets, net	653,623	628,691
Goodwill	209,018	198,436
Other assets	264,377	257,911
Deferred tax assets	301,226	274,048

Total non-current investments and other assets	2,113,449	2,088,207

Total assets	¥6,848,593	¥6,756,775

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥353,928	¥180,716
Short-term borrowings	41	78
Accounts payable, trade	584,451	632,437
Accrued payroll	40,331	54,580
Accrued interest	1,101	995
Accrued income taxes	97,730	185,890
Other current liabilities	142,891	133,466

Total current liabilities	1,220,473	1,188,162

Long-term liabilities:
Long-term debt (exclusive of current portion)	255,037	429,553
Accrued liabilities for point programs	206,502	151,628
Liability for employees’ retirement benefits	144,351	138,447
Other long-term liabilities	157,008	186,539

Total long-term liabilities	762,898	906,167

Total liabilities	1,983,371	2,094,329

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	757,109	757,109
Retained earnings	3,575,463	3,347,830
Accumulated other comprehensive income (loss)	(59,884)	(37,379)
Treasury stock, at cost	(384,532)	(381,363)
Total NTT DOCOMO, INC. shareholders’ equity	4,837,836	4,635,877
Noncontrolling interests	27,386	26,569

Total equity	4,865,222	4,662,446

Commitments and contingencies

Total liabilities and equity	¥6,848,593	¥6,756,775

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME (UNAUDITED)
NINE MONTHS ENDED DECEMBER 31, 2009 and 2010

	Millions of yen
	Nine Months Ended	Nine Months Ended
	December 31, 2009	December 31, 2010
Operating revenues:
Wireless services	¥2,859,472	¥2,850,116
Equipment sales	382,892	359,013

Total operating revenues	3,242,364	3,209,129

Operating expenses:
Cost of services (exclusive of items shown separately below)	682,777	687,578
Cost of equipment sold (exclusive of items shown separately below)	510,168	482,552
Depreciation and amortization	511,529	496,112
Selling, general and administrative	835,237	784,386

Total operating expenses	2,539,711	2,450,628

Operating income	702,653	758,501

Other income (expense):
Interest expense	(4,108)	(3,638)
Interest income	969	1,024
Other, net	2,173	(7,250)

Total other income (expense)	(966)	(9,864)

Income before income taxes and equity in net income (losses) of affiliates	701,687	748,637

Income taxes:
Current	291,393	289,489
Deferred	(7,586)	13,881

Total income taxes	283,807	303,370

Income before equity in net income (losses) of affiliates	417,880	445,267

Equity in net income (losses) of affiliates, net of applicable taxes	3,186	375

Net income	421,066	445,642

Less: Net (income) loss attributable to noncontrolling interests	(1,720)	(1,659)

Net income attributable to NTT DOCOMO, INC.	¥419,346	¥443,983

Net income	¥421,066	¥445,642
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	4,527	(3,449)
Change in fair value of derivative instruments, net of applicable taxes	(72)	(14)
Foreign currency translation adjustment, net of applicable taxes	(8,678)	(19,050)
Pension liability adjustment, net of applicable taxes	446	(30)

Total other comprehensive income (loss)	(3,777)	(22,543)

Comprehensive income	417,289	423,099

Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,704)	(1,621)

Comprehensive income attributable to NTT DOCOMO, INC.	¥415,585	¥421,478

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	41,738,464	41,604,852

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥10,046.99	¥10,671.42

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME (UNAUDITED)
THREE MONTHS ENDED DECEMBER 31, 2009 and 2010

	Millions of yen
	Three Months Ended	Three Months Ended
	December 31, 2009	December 31, 2010
Operating revenues:
Wireless services	¥966,207	¥951,121
Equipment sales	130,349	119,856

Total operating revenues	1,096,556	1,070,977

Operating expenses:
Cost of services (exclusive of items shown separately below)	233,160	235,767
Cost of equipment sold (exclusive of items shown separately below)	169,291	161,722
Depreciation and amortization	173,720	174,146
Selling, general and administrative	302,956	272,311

Total operating expenses	879,127	843,946

Operating income	217,429	227,031

Other income (expense):
Interest expense	(1,119)	(1,114)
Interest income	302	333
Other, net	5,194	(4,621)

Total other income (expense)	4,377	(5,402)

Income before income taxes and equity in net income (losses) of affiliates	221,806	221,629

Income taxes:
Current	80,506	84,968
Deferred	9,178	5,199

Total income taxes	89,684	90,167

Income before equity in net income (losses) of affiliates	132,122	131,462

Equity in net income (losses) of affiliates, net of applicable taxes	2,894	3,353

Net income	135,016	134,815

Less: Net (income) loss attributable to noncontrolling interests	(388)	(579)

Net income attributable to NTT DOCOMO, INC.	¥134,628	¥134,236

Net income	¥135,016	¥134,815
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(9,555)	4,137
Change in fair value of derivative instruments, net of applicable taxes	(37)	40
Foreign currency translation adjustment, net of applicable taxes	(20,369)	(5,715)
Pension liability adjustment, net of applicable taxes	150	(40)

Total other comprehensive income (loss)	(29,811)	(1,578)

Comprehensive income	105,205	133,237

Less: Comprehensive (income) loss attributable to noncontrolling interests	(358)	(557)

Comprehensive income attributable to NTT DOCOMO, INC.	¥104,847	¥132,680

PER SHARE DATA

Weighted average common shares outstanding — Basic and Diluted (shares)	41,696,009	41,603,083

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥3,228.80	¥3,226.59

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
NINE MONTHS ENDED DECEMBER 31, 2009 and 2010

	Millions of yen
	Nine Months Ended	Nine Months Ended
	December 31, 2009	December 31, 2010
Cash flows from operating activities:
Net income	¥421,066	¥445,642
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	511,529	496,112
Deferred taxes	(5,335)	13,371
Loss on sale or disposal of property, plant and equipment	20,386	13,672
Equity in net (income) losses of affiliates	(5,150)	376
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	(151,584)	(96,694)
(Increase) / decrease in credit card receivables	(24,080)	(20,986)
Increase / (decrease) in allowance for doubtful accounts	2,062	2,396
(Increase) / decrease in inventories	(51,135)	(33,477)
(Increase) / decrease in prepaid expenses and other current assets	(4,241)	(13,503)
(Increase) / decrease in non-current installment receivable for handsets	5,212	3,155
Increase / (decrease) in accounts payable, trade	(63,170)	(19,876)
Increase / (decrease) in accrued income taxes	(143,278)	(88,114)
Increase / (decrease) in other current liabilities	(13,857)	5,564
Increase / (decrease) in accrued liabilities for point programs	66,724	54,874
Increase / (decrease) in liability for employees’ retirement benefits	8,002	5,906
Increase / (decrease) in other long-term liabilities	18,893	(30,744)
Other, net	52	16,849

Net cash provided by operating activities	592,096	754,523

Cash flows from investing activities:
Purchases of property, plant and equipment	(369,476)	(318,769)
Purchases of intangible and other assets	(183,670)	(193,996)
Purchases of non-current investments	(9,617)	(4,765)
Proceeds from sale of non-current investments	9,262	794
Acquisitions of new subsidiaries, net of cash acquired	(29,209)	(7,678)
Purchases of short-term investments	(136,656)	(744,825)
Redemption of short-term investments	38,310	686,335
Long-term bailment for consumption to a related party	—	(20,000)
Short-term bailment for consumption to a related party	(10,000)	(20,000)
Proceeds from redemption of short-term bailment for consumption to a related party	—	110,000
Other, net	(9,335)	(6,994)

Net cash used in investing activities	(700,391)	(519,898)

Cash flows from financing activities:
Repayment of long-term debt	(15,000)	(32)
Proceeds from short-term borrowings	138,149	367
Repayment of short-term borrowings	(138,149)	(395)
Principal payments under capital lease obligations	(2,461)	(3,249)
Payments to acquire treasury stock	(20,000)	(3,169)
Dividends paid	(208,488)	(216,088)
Other, net	(3)	(1,243)

Net cash provided by (used in) financing activities	(245,952)	(223,809)

Effect of exchange rate changes on cash and cash equivalents	77	(1,342)

Net increase (decrease) in cash and cash equivalents	(354,170)	9,474
Cash and cash equivalents at beginning of period	599,548	357,715

Cash and cash equivalents at end of period	¥245,378	¥367,189

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥679	¥301
Cash paid during the period for:
Interest, net of amount capitalized	4,050	3,533
Income taxes	436,076	378,858

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1. Basis of presentation:
The accompanying quarterly consolidated financial statements of NTT DOCOMO, INC. and its subsidiaries (“DOCOMO”) were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted. Since DOCOMO’s American Depositary Shares were listed on the New York Stock Exchange in March 2002, DOCOMO has prepared its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.
2. Summary of significant accounting and reporting policies:
(1) Adoption of new accounting standards —
Financing Receivables
Effective October 1, 2010, DOCOMO adopted Accounting Standards Update (“ASU”) 2010-20 “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” issued by Financial Accounting Standards Board (“FASB”) in July 2010. ASU2010-20 requires enhanced disclosures regarding the nature of the credit risk inherent in the entity’s financing receivables, how that credit risk is analyzed and assessed, and the reasons for the change in the allowance for credit losses. The adoption of ASU2010-20 did not have any impact on DOCOMO’s results of operations and financial position. The disclosure required by ASU2010-20 was omitted.
(2) Recent accounting pronouncements—
In October 2009, FASB issued ASU2009-13 “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements”. ASU2009-13 will require allocation of the overall consideration to each deliverable in an arrangement with multiple deliverables using the estimated selling price in the absence of vendor-specific objective evidence or third-party evidence of selling price for deliverables and eliminate residual method of allocation. ASU2009-13 is effective for fiscal years beginning on or after June 15, 2010. DOCOMO is currently evaluating the impact of adopting ASU2009-13 on DOCOMO’s result of operations and financial position.
(3) Reclassifications—
Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the nine months ended December 31, 2010.
3. Equity:
Effective May 1, 2006, the Corporate Law of Japan provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the articles of incorporation provide for such interim cash dividends and (iii) an amount equal to at least 10% of decrease in retained earnings by dividends payment be appropriated from retained earnings to a legal reserve up to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
In the general meeting of shareholders held on June 18, 2010, the shareholders approved cash dividends of ¥108,175 million or ¥2,600 per share, payable to shareholders recorded as of March 31, 2010, which were declared by the board of directors on April 28, 2010. The source of dividends was “Retained earnings”. DOCOMO started paying the dividends on June 21, 2010.
On October 28, 2010, the board of directors declared cash dividends of ¥108,175 million or ¥2,600 per share, payable to shareholders recorded as of September 30, 2010. The source of dividends was “Retained Earnings”. DOCOMO started paying the dividends on November 19, 2010.
In order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment, DOCOMO acquires treasury stock.
With regard to the acquisition of treasury stock, the Corporate Law of Japan provides that (i) it can be done according to the resolution of the general meeting of shareholders, and (ii) the acquisition of treasury stock through open market transactions can be done according to the resolution of the board of directors if the articles of incorporation contain such a provision. The provision is stipulated in DOCOMO’s articles of incorporation.
Issued shares and treasury stock —
The changes in the number of issued shares and treasury stock were as follows.
DOCOMO has not issued shares other than shares of its common stock.

	Number of	Number of
	issued shares	treasury stock
As of March 31, 2009	43,950,000	2,190,193

As of September 30, 2009	43,950,000	2,190,193

Acquisition of treasury stock based on the resolution of the board of directors	—	154,065

As of December 31, 2009	43,950,000	2,344,258

Retirement of treasury stock	(160,000)	(160,000)

As of March 31, 2010	43,790,000	2,184,258

As of September 30, 2010	43,790,000	2,184,258

Acquisition of treasury stock based on the resolution of the board of directors	—	22,155

As of December 31, 2010	43,790,000	2,206,413

The general meeting of shareholders approved stock repurchase plans as follows:

		Approved maximum	Approved maximum
		number of treasury stock to	budget for share
Date of the general		be repurchased	repurchase
meeting of shareholders	Term of repurchase	(Shares)	(Millions of yen)
June 20, 2008	June 21, 2008 – June 20, 2009	900,000	¥150,000

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
The meeting of the board of directors approved stock repurchase plans as follows:

		Approved maximum	Approved maximum
		number of treasury stock to	budget for share
Date of the meeting		be repurchased	repurchase
of the board of directors	Term of repurchase	(Shares)	(Millions of yen)
November 9, 2009	November 10, 2009 – November 30, 2009	160,000	¥20,000
December 17, 2010	December 20, 2010 – January 28, 2011	160,000	20,000
Aggregate number and price of shares repurchased are summarized as follows:

	Share/Millions of yen
	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2010
Aggregate number of shares repurchased	154,065	22,155
Aggregate price of shares repurchased	¥20,000	¥3,169

	Share/Millions of yen
	Three months ended	Three months ended
	December 31, 2009	December 31, 2010
Aggregate number of shares repurchased	154,065	22,155
Aggregate price of shares repurchased	¥20,000	¥3,169
In January 2011, DOCOMO repurchased total of 115,986 shares for ¥16,831 million based on the resolution of the board of directors on December 17, 2010. Aggregate number and price of shares repurchased based on this resolution were 138,141 shares and ¥20,000 million, respectively, and DOCOMO concluded the share repurchase on January 26, 2011.
Per share data —
Per share data is as follows:

	Yen
	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2010
Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥10,046.99	¥10,671.42

	Yen
	Three months ended	Three months ended
	December 31, 2009	December 31, 2010
Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥3,228.80	¥3,226.59

	Yen
	December 31, 2010	March 31, 2010
NTT DOCOMO, INC. shareholders’ equity per share	¥116,340.04	¥111,423.97

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
4. Segment information:
The operating segments reported below are those for which segment-specific financial information is available. DOCOMO’s management uses this financial information to make decisions on the allocation of management resources and to evaluate business performance. Accounting policies used to determine segment profit or loss and segment assets are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.
DOCOMO has two operating segments. The mobile phone business segment includes Xi services, FOMA services, mova services, packet communications services, satellite mobile communications services, international services and the equipment sales related to these services. The miscellaneous businesses segment includes home shopping services provided primarily through TV media, high-speed internet connection for hotel facilities, advertisement services, development, sales and maintenance of IT systems, credit services and other miscellaneous services, which in the aggregate are not significant in amount. DOCOMO plans to terminate mova services on March 31, 2012.
DOCOMO identifies its reportable segments based on the nature of services included, as well as the characteristics of the telecommunications networks used to provide those services. DOCOMO’s management monitors and evaluates the performance of its segments based on the information derived from DOCOMO’s management reports.
Segment information is as follows:

	Millions of yen
Three months ended	Mobile phone	Miscellaneous
December 31, 2009	business	businesses	Consolidated
Operating revenues	¥1,067,046	¥29,510	¥1,096,556
Operating expenses	846,429	32,698	879,127

Operating income (loss)	¥220,617	¥(3,188)	¥217,429

	Millions of yen
Three months ended	Mobile phone	Miscellaneous
December 31, 2010	business	businesses	Consolidated
Operating revenues	¥1,035,015	¥35,962	¥1,070,977
Operating expenses	803,372	40,574	843,946

Operating income (loss)	¥231,643	¥(4,612)	¥227,031

	Millions of yen
Nine months ended	Mobile phone	Miscellaneous
December 31, 2009	business	businesses	Consolidated
Operating revenues	¥3,156,079	¥86,285	¥3,242,364
Operating expenses	2,445,959	93,752	2,539,711

Operating income (loss)	¥710,120	¥(7,467)	¥702,653

	Millions of yen
Nine months ended	Mobile phone	Miscellaneous
December 31, 2010	business	businesses	Consolidated
Operating revenues	¥3,106,817	¥102,312	¥3,209,129
Operating expenses	2,342,048	108,580	2,450,628

Operating income (loss)	¥764,769	¥(6,268)	¥758,501

DOCOMO does not disclose geographical information, since the amounts of operating revenues generated outside Japan are immaterial.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
5. Contingencies:
Litigation —
As of December 31, 2010, DOCOMO had no litigation or claims outstanding, pending or threatened against which in the opinion of management would have a materially adverse effect on its results of operations or financial position.
Guarantees —
DOCOMO enters into agreements in the normal course of business that provide guarantees for counterparties. These counterparties include subscribers, related parties, foreign wireless telecommunications service providers and other business partners.
DOCOMO provides subscribers with guarantees for product defects of cellular phone handsets sold by DOCOMO, but DOCOMO is provided with similar guarantees by the handset vendors and no liabilities were recognized for these guarantees.
Though the guarantees or indemnifications provided in transactions other than those with the subscribers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DOCOMO could be claimed for is not specified in almost all of the contracts. Historically, DOCOMO has not made any significant guarantee or indemnification payments under such agreements. DOCOMO estimates the fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities were recognized for these obligations.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
6. Fair value measurements:
Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value according to observability. The inputs are described as follows:
Level 1 — quoted prices in active markets for identical assets or liabilities
Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability
Level 3 — unobservable inputs for the asset or liability
DOCOMO also distinguishes assets and liabilities measured at fair value every period on a recurring basis from those measured on a nonrecurring basis under specific situation (for example, impaired assets).
(1) Assets and liabilities measured at fair value on a recurring basis
DOCOMO’s assets and liabilities measured at fair value on a recurring basis include available-for-sale securities and derivatives.
DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at December 31, 2010 and March 31, 2010 were as follows:

	Millions of yen
	December 31, 2010
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥50,585	¥50,585	¥—	¥—
Equity securities (foreign)	74,246	74,246	—	—
Debt securities (foreign)	4	4	—	—

Total available-for-sale securities	124,835	124,835	—	—

Derivatives
Interest rate swap agreements	2,054	—	2,054	—
Non-deliverable forward contracts (NDF)	1	—	1	—

Total derivatives	2,055	—	2,055	—

Total assets	¥126,890	¥124,835	¥2,055	¥—

Liabilities:
Derivatives
Foreign exchange forward contracts	¥0	¥—	¥0	¥—

Foreign currency option contracts	2,301	—	2,301	—

Total derivatives	2,301	—	2,301	—

Total liabilities	¥2,301	¥—	¥2,301	¥—

There were no significant transfers between Level 1 and Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

	Millions of yen
	March 31, 2010
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥53,029	¥53,029	¥—	¥—
Equity securities (foreign)	83,598	83,598	—	—
Debt securities (foreign)	4	4	—	—

Total available-for-sale securities	136,631	136,631	—	—

Derivatives
Interest rate swap agreements	3,297	—	3,297	—

Total derivatives	3,297	—	3,297	—

Total assets	¥139,928	¥136,631	¥3,297	¥—

Liabilities:
Derivatives
Foreign exchange forward contracts	¥108	¥—	¥108	¥—
Foreign currency option contracts	1,552	—	1,552	—

Total derivatives	1,660	—	1,660	—

Total liabilities	¥1,660	¥—	¥1,660	¥—

There were no significant transfers between Level 1 and Level 2.
Available-for-sale securities
Available-for-sale securities include marketable equity securities and debt securities, which are valued using quoted prices in active markets for identical assets. Therefore, these securities are classified as Level 1.
Derivatives
Derivative instruments are interest rate swap agreements, foreign exchange forward contracts, non-deliverable forward contracts (NDF) and foreign currency option contracts, which are measured using valuation provided by financial institutions based on observable market data. Therefore, these derivatives are classified as Level 2.
(2) Assets and liabilities measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis and are not included in the table above. Changes of fair value in such assets and liabilities typically result from impairments.
DOCOMO may be required to measure fair value of long-lived assets, equity securities whose fair values are not readily determinable, and other assets or liabilities on a nonrecurring basis.
DOCOMO omitted the disclosure about assets and liabilities measured on a nonrecurring basis because of its immateriality.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
7. Subsequent event:
There had been no significant subsequent event to be disclosed other than those described in other footnotes that occurred subsequent to the balance sheet date through the date when the accompanying quarterly consolidated financial statements were issued.